October 9, 2024

Stephan P. Antonacci
President and Chief Executive Officer
Security Midwest Bancorp, Inc.
510 E. Monroe
Springfield, IL 62701

       Re: Security Midwest Bancorp, Inc.
           Registration Statement on Form S-1
           Filed September 12, 2024
           File No. 333-282067
Dear Stephan P. Antonacci:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed September 12, 2024
General

1. Please provide us with supplemental copies of all written communication, as defined under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
Summary, page 3

2. We note your disclosure on page 116 that depositors of Security Bank have voting rights as to all matters requiring a vote of members, and that upon completion of the conversion, depositors will no longer have voting rights. Please disclose this in the summary section or include a cross-reference to this section. October 9, 2024
Page 2

We intend to increase the origination of commercial real estate loans, page 20

3. Please revise this risk factor to discuss, as appropriate, the factors that impact the current Sangamon County, Illinois market area in which you focus. For instance, discuss any changes in occupancy for office, industrial or retail real estate. Discuss the extent to which the ability to compete in this area is dependent on existing relationships, and how this might impact your business strategy to increase your commercial real estate loan portfolio. Consider making appropriate changes to your
       MD&A, business and/or other risk factors based upon your response.
How we intend to use the proceeds from the offering , page 43

4. Please revise here to clarify that you will not close the offering if you do not sell the
       "minimum of 807,500 shares", as stated on the cover page. Additionally, please advise us if you will use an escrow consistent with Rule 10b-9.
5. Consistent with your disclosure on page 19, please expand your disclosure here and on page 7 when discussing the $1.8 million costs associated with the planned withdrawal from the multiple employer defined benefit pension plan to clarify that actual cost could be significantly higher than the estimated cost provided by the plan administrator.
Liquidity and Capital Resources, page 71

6. Please revise your disclosures to define the liquidity ratio and how it is calculated.
Cannabis Banking, page 75

7. We note disclosure on page 75 that as of June 30, 2024, loan balances from CRB customers and their associated real estate entities were approximately $14.8 million of your total loan portfolio. However, we also note disclosure on page 5 that loan balances from CRB customers were approximately $20.3 million of your total loan portfolio as of June 30, 2024. Please revise your disclosures for consistency.
Allowance for Credit Losses, page 86

8. Please revise your filing to disclose net charge-offs to average loans outstanding during the period for the both six month periods ended June 30, 2024 and June 30,
       2023 on an annualized basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Henderson at 202-551-3364 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related
 October 9, 2024
Page 3

matters. Please contact John Stickel at 202-551-3324 or Eric Envall at 202-551-3234 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance